Mascota Resources Corp.

PO Box 64, Calle Caolumbia 1014

Colonia 5 de Diciembre

Puerto Vallarta, Cp48351

Jalisco, Mexico

November 1, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  Brigitte Lippmann

Re:

Mascota Resources Corp.

Amendment to Registration Statement on Form S-1

Filed October 9, 2013

File No. 333-190265

Dear Ms. Lippmann:

I write on behalf of Mascota Resources Corp., (the “Company”) in response to Staff’s letter of September 27, 2013, by John Reynolds,  Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed July 31, 2013, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

DESCRIPTION OF BUSINESS, PAGE 19

PRINCIPAL PLACE OF BUSINESS, PAGE 19

1.

WE NOTE YOUR RESPONSE TO COMMENT 6 OF OUR LETTER DATED SEPTEMBER 27, 2013. PLEASE IDENTIFY THE CANADIAN SERVICES FIRM AND ATTACH THE AGREEMENT AS AN EXHIBIT. SEE ITEM 601(B)(10)(II)(B) OF REGULATION S-K.

In response to this comment, the name of the Canadian services firm has been disclosed as requested and the agreement has been added as new Exhibit 10.8.

2.

WE NOTE YOUR RESPONSE TO COMMENTS 7 AND 11 OF OUR LETTER DATED SEPTEMBER 27, 2013. PLEASE REVISE OR ADVISE US WHY YOU BELIEVE MR. VON EINSIEDEL IS NOT A PROMOTER.

The Company does not believe that Mr. von Einsiedel is a promoter because he did not “take initiative in founding and organizing” the Company’s business as required by Rule 405 under Securities Act of 1933.  Although Mr. Einsiedel is a provider of important geological services to the Company, he did found or organize the Company or take the initiative in starting its business.

MANAGEMENT DISCUSSION AND ANALYSIS, PAGE 31

3.

WE NOTE YOUR RESPONSE TO COMMENT 10. PLEASE REVISE THIS SECTION TO ADDRESS MS. PONCE’S LACK OF MINING EXPERIENCE AS YOU DO IN THE RISK FACTORS SECTION.

In response to this comment, the Company has added additional material addressing Ms. Ponce’s lack of mining experience in this section.

CONSOLIDATED FINANCIAL STATEMENTS

GENERAL

4.

PLEASE UPDATE YOUR FINANCIAL STATEMENTS AS REQUIRED BY RULE 8-08 OF REGULATION S-X IN THE NEXT AMENDMENT TO THE FORM S-1 AND PROVIDE AN UPDATED ACCOUNTANTS’ CONSENT.

In response to this comment, the Company has included its unaudited financial statements for the period ended August 31, 2013. An updated accountant’s consent is also included.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Maria Ponce

Maria Ponce

Enclosure (Acknowledgment by the Company)

Mascota Resources Corp.

PO Box 64, Calle Caolumbia 1014

Colonia 5 de Diciembre

Puerto Vallarta, Cp48351

Jalisco, Mexico

Via EDGAR

November 1, 2013

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Brigitte Lippmann

Re:

Mascota Resources Corp.

Amendment to Registration Statement on Form S-1

Filed October 9, 2013

File No. 333-190265

Dear Ms. Lippmann:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 25, 2013 by John Reynolds, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mascota Resources Corp.

By:	/s/ Maria Ponce Maria Ponce
Chief Executive Officer